FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2018 The Bank of N.T. Butterfield & Son Limited

REPORT TO SHAREHOLDERS & FINANCIAL HIGHLIGHTS SIX MONTHS ENDED JUNE 30, 2018 Dear Shareholders, Capital Management Butterfield delivered strong earnings in the first half of 2018, posting Tier 1 and Total capital ratios were well in excess of regulatory a core return on tangible common equity* of 25.9%, and core net minimums at 19.1% and 22.3%, respectively, as at June 30, 2018, income* of $96.7 million, up from $76.0 million for the same period up from 18.2% and 19.9% at year-end 2017. Diluted core earnings last year. These results reflect improved revenue, which totaled per share* for the first half of 2018 were $1.73, up from $1.37 last $251.5 million for the first six months of the year (up over 16% from year. $216.5 million at June 30, 2017), that was driven by the impact of rising interest rates on our well-structured balance sheet, as well as The Board declared interim dividends totalling $0.76 per share the accretive impact of recent acquisitions. during the period from year-to-date earnings ($0.38 per share from both first and second quarter earnings). Strategic Progress Board Changes In March, we completed the acquisition of Deutsche Bank’s Global Trust Solutions business, adding scale to our existing trust At the 2018 Annual General Meeting, Michael Covell was elected operations in Guernsey, Cayman and Switzerland, and adding a to the Board as a non-executive Director. With Michael’s election, Singapore office to our international trust network from which to Butterfield’s Board now has ten Directors of varied professional serve legacy clients in the region and continue to grow our business backgrounds who bring a breadth and depth of experience in in Asia. In the first quarter, we also announced an agreement banking, regulatory, human resources, marketing and accounting to acquire Deutsche Bank’s banking and custody business in matters. the Cayman Islands and Channel Islands; a transaction that is progressing well, and which we anticipate will be completed by the I look forward to continuing to work closely with my fellow Directors end of this calendar year. and Butterfield employees around the world to serve our clients with excellence and develop long-term, sustainable value for our The Deutsche Bank transactions are the latest in a series of well- shareholders. planned and successfully executed acquisitions under our strategy to create shareholder value by growing our specialized banking and trust footprint in quality offshore markets. Butterfield is developing a reputation as a preferred acquirer in this space, benefitting from opportunities presented by the ongoing dislocation in the market, which is seeing global players exiting offshore locations and Michael Collins boutique firms seeking to scale up to more effectively serve clients. Chairman and Chief Executive Officer Subsequent to the end of the second quarter, we announced August 31, 2018 an organizational restructuring through which we created a new Global Banking Solutions division that will be dedicated to serving the transactional banking and credit needs of multinationals, and realigned responsibility for the delivery of private banking and wealth management services to jurisdictional teams. With these changes, key relationships are managed and services coordinated in a way that is more efficient and convenient for customers, and which should promote both business retention and increased share of wallet among existing clients. Costs of the Deutsche Bank acquisitions are developing as expected, and the Bank has also made good progress in managing operational expenses during the period in review. Our core efficiency ratio* for the six months ended June 30, 2018 was 60.6%, an improvement of 41 basis points over last year. *See table “Reconciliation of US GAAP Results to Core Earnings” for reconciliation of US GAAP results to non-GAAP measures.

Group Highlights Other gains (losses) at June 30, 2018 were a loss of $1.2 million compared to a gain of $2.2 million at June 30, 2017. This decrease Non-interest income rose 5.8% from $77.2 million at June 30, related primarily to a non-core settlement loss on the de-risking of a 2017 to $81.7 million at June 30, 2018, and represented 35.3% defined benefit pension plan in 2018 compared to net realized gains and 32.6% of our total net revenue, respectively. Trust revenues on available-for-sale (AFS) investments in 2017 relating to gains on rose 6.4% to $24.1 million principally as a result of new clients from the sale of certain corporate bond AFS securities. the recently closed acquisition of Deutsche Bank’s Global Trust Solutions business. Asset management revenues increased by 6.6% Non-interest expenses increased 6.4% from $146.3 million at June to $12.6 million due primarily to increases in Bermuda resulting from 30, 2017 to $155.6 million at June 30, 2018, due primarily to salaries higher asset management volumes and higher basis rates earned and other employee benefits relating to higher headcount primarily on the management of money market funds. Custody and other resulting from the business acquisition completed in 2018, as well as administration services revenues rose 17.9% to $4.6 million due annual compensation review increases. primarily to increases relating to a revised fee schedule. Banking fee revenues increased 3.1% to $21.6 million, due primarily to increased Salaries and other employee benefits (including non-service volumes of credit card transactions and increased commitment fees employee benefits expense) increased by 6.1% to $77.8 million, and commissions. Foreign exchange income rose 3.9% to $16.5 as detailed above. Technology and communication expenses million. Other non-interest income rose 12.6% to $2.3 million. increased 13.1% to $29.8 million due to increased depreciation costs on certain IT assets and acquisition-related travel costs. Net interest income before provisions for credit losses rose Professional and outside services costs increased 20.2% to $14.8 20.0% from $139.4 million at June 30, 2017 to $167.3 million at million due mainly to the costs associated with Sarbanes-Oxley June 30, 2018. Total interest income rose 20.1% from $147.3 and regulatory compliance, incurred principally during the first million at June 30, 2017 to $176.9 million at June 30, 2018 due to quarter of 2018. Indirect taxes increased 13.9% to $9.9 million, due higher investment income resulting from increased yields on the mainly to a financial services tax enacted in Bermuda in the second investment portfolio, as well as an increase in interest and fees on quarter of 2017 and higher payroll taxes. Marketing expenses loans resulting from slightly increased volumes, as well as higher decreased 28.6% to $2.4 million due principally to marketing rates following the US Fed fund rate increases. Interest expense initiatives associated with the America’s Cup in Bermuda in 2017. increased 21.8% from $7.9 million at June 30, 2017 to $9.6 million at Restructuring expenses decreased to nil due to the orderly wind June 30, 2018 due primarily to higher deposit expense. down of the deposit taking and investment management businesses in the UK which was largely completed in 2017. Provisions for credit losses decreased from a loss of $0.2 million at June 30, 2017 to a recovery of $2.5 million at June 30, 2018 due Total assets were $11.0 billion at June 30, 2018, up $0.2 billion from primarily to releases out of the general provision during the first half December 31, 2017. The Bank maintained a highly liquid position of the year. at June 30, 2018 with $4.8 billion of cash and cash equivalents, reverse repurchase agreements, and short and long-term The net interest margin (NIM) for the six months ended June investments, excluding held-to-maturity investments, representing 30, 2018 was 3.13% compared to 2.62% a year ago. The primary 43.6% of total assets, compared with 49.1% at December 31, 2017. drivers of the increase in NIM were higher investment portfolio and loan portfolio yields. The average increase in the long-term yield of The loan portfolio stood at $4.0 billion at June 30, 2018, up $0.2 US Treasury debt positively affected the yield on our floating rate billion from year-end 2017. The movement was due primarily to new portfolio, in conjunction with an increased duration and growth in residential loan origination in the Channel Islands and the UK, as the held-to-maturity portfolio. This was augmented by an increase in well as small increases in government and commercial lending in loan yields as a result of the repricing of floating rate loans in certain Bermuda. It represented 36.2% of total assets, compared to 35.0% jurisdictions. at December 31, 2017. Loans as a percentage of customer deposits were 41.1% at June 30, 2018 compared to 39.7% at the end of 2017. Allowance for credit losses totaled $31.5 million, a decrease of $4.0 million from year-end due to slightly lower general provisioning rates across several jurisdictions, which was partially offset by several new specific provisions.

The investment portfolio was $4.7 billion at June 30, 2018, stable Complete financial statements and notes to the financial from year-end 2017. statements for the six months ended June 30, 2018 are available via the Investor Relations link on our website, Total deposits were $9.7 billion at June 30, 2018, an increase www.butterfieldgroup.com. of $181.4 million from year-end 2017. The increase was related to customer movements and to an inflow of transitory customer deposits. Shareholders’ equity increased 3.1% from $822.9 million as of December 31, 2017 to $848.6 million as of June 30, 2018, driven primarily by 2018 net income offset by the net change in unrealized gains (losses) on AFS investments and the payment of common share dividends. Assets under administration were $135.2 billion at June 30, 2018. Assets under management were $5.0 billion at June 30, 2018.

FINANCIAL HIGHLIGHTS

(in thousands of US dollars except per share data - unaudited except where stated)

	As at	
Consolidated Balance Sheets	**June 30, 2018**	December 31, 2017[1]
Cash due from banks, securities purchased under agreement to resell, and short-term investments	**1,923,275**	1,963,891
Investment in securities	**4,726,723**	4,706,219
Loans, net of allowance for credit losses	**3,985,718**	3,776,862
Premises, equipment and computer software	**159,491**	164,790
Total assets	**11,002,375**	10,779,237
Total deposits	**9,717,877**	9,536,458
Long-term debt (net of debt issuance costs)	**143,233**	117,000
Shareholders' equity	**848,638**	822,881

[1]Audited

	For the three-month period ended		For the six-month period ended	
Consolidated Statement of Operations	**June 30, 2018**	June 30, 2017	**June 30, 2018**	June 30, 2017
Non-interest income	**41,939**	38,703	**81,700**	77,241
Net interest income after provision for credit losses	**87,920**	70,943	**169,757**	139,215
Revenue before gains and losses	**129,859**	109,646	**251,457**	216,456
Salaries and other employee benefits[2]	**40,885**	37,384	**77,848**	73,379
Other non-interest expenses[3]	**37,685**	38,198	**78,476**	73,379
Net income before gains and losses	**51,289**	34,064	**95,133**	69,698
Other gains (losses)	**(1,577)**	1,986	**(1,224)**	2,209
Net income	**49,712**	36,050	**93,909**	71,907
Non-core items[5]	**2,000**	1,438	**2,838**	4,106
Core net income[5]	**51,712**	37,488	**96,747**	76,013
Shareholder data				
Return on common equity (%)	**23.9%**	19.0%	**22.9%**	19.5%
Core return on average tangible common equity (%)[5]	**27.6%**	21.6%	**25.9%**	22.4%
Return on average assets	**1.8%**	1.3%	**1.7%**	1.3%
Core return on average tangible assets[5]	**1.9%**	1.4%	**1.8%**	1.4%
Efficiency ratio	**59.5%**	67.4%	**61.5%**	66.6%
Core efficiency ratio[5]	**59.0%**	66.1%	**60.6%**	64.7%
Earnings per share ($)				
Basic	**0.90**	0.66	**1.71**	1.33
Diluted	**0.89**	0.65	**1.68**	1.30
Diluted - core[5]	**0.93**	0.67	**1.73**	1.37
Number of common shares	**55,172,295**	54,581,724	**55,172,295**	54,581,724
Dividend paid - common[4]	**0.38**	0.32	**0.76**	0.64

[2] includes non-service employee benefits expense
[3] includes income taxes
[4] Common share capital, BMD 0.01 par, authorised shares 8,000,000,000
[5] See table "Reconciliation of US GAAP Results to Core Earnings" for reconciliation of US GAAP results to non-GAAP measures.

Directors' and Executive Officers' Share Interests

Pursuant to Regulation 6.9(2)(x)(a) and (b) of Section IIA of the Bermuda Stock Exchange Listing Regulations, the total interests of all directors and executive officers of the Bank as at June 30, 2018 in the common shares of the Bank were 365,469 shares.

During the six-month period ended June 30, 2018, 214,261 restricted common shares of the Bank were granted to executive officers and 6,577 unrestricted common shares were granted to directors. During the same period, no stock options were granted by the Bank and no outstanding stock options were exercised by executive officers or directors.

Further Financial Information

The Group's results are stated in accordance with US GAAP. Further financial information may be found on our website at: www.butterfieldgroup.com.

RECONCILIATION OF US GAAP RESULTS TO CORE EARNINGS

The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or "non-core". Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analysing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

		For the three-month period ended		For the six-month period ended	
(in millions except per share amounts)		**June 30, 2018**	June 30, 2017	**June 30, 2018**	June 30, 2017
Net income to common shareholders	A	**49.7**	**36.1**	**93.9**	**71.9**
Non-core items					
Non-core (gains) losses					
Gain on disposal of a pass-through note investment (formerly a SIV)		(0.1)	—	(1.0)	(0.1)
Adjustment to holdback payable for a previous business acquisition		—	—	—	0.1
Settlement loss on de-risking of a defined benefit plan		1.5	—	1.5	—
Total non-core (gains) losses	B	1.4	—	0.5	—
Non-core expenses					
Early retirement program, redundancies and other non-core compensation costs		—	0.1	—	0.1
Tax compliance review costs		0.1	0.7	0.3	0.9
Business acquisition costs		0.4	—	2.1	—
Restructuring charges and related professional service fees		—	0.6	—	1.1
Secondary offering costs		—	—	—	2.0
Total non-core expenses	C	0.6	1.4	2.3	4.1
Total non-core items	D=B+C	**2.0**	**1.4**	**2.8**	**4.1**
Core net income attributable to common shareholders	E=A+D	**51.7**	**37.5**	**96.7**	**76.0**
Average common equity	F	833.5	759.2	827.5	744.7
Less: average goodwill and intangible assets		(83.0)	(61.6)	(73.6)	(61.7)
Average tangible common equity	G	750.4	697.6	753.9	683.0
Return on equity	A/F	**23.9%**	**19.0%**	**22.9%**	**19.5%**
Core return on average tangible common equity	E/G	**27.6%**	**21.6%**	**25.9%**	**22.4%**
Core earnings per common share fully diluted					
Adjusted weighted average number of diluted common shares (in thousands)	H	55,904.0	55,579.7	55,864.2	55,370.3
Earnings per common share fully diluted	A/H	**0.89**	**0.65**	**1.68**	**1.30**
Non-core items per share	D/H	**0.04**	**0.02**	**0.05**	**0.07**
Core earnings per common share fully diluted	E/H	**0.93**	**0.67**	**1.73**	**1.37**
Core return on average tangible assets					
Total average assets	I	11,227.8	10,981.8	11,115.2	10,987.7
Less: average goodwill and intangible assets		(83.0)	(61.6)	(73.6)	(61.7)
Average tangible assets	J	11,144.7	10,920.2	11,041.7	10,926.0
Return on average assets	A/I	**1.8%**	**1.3%**	**1.7%**	**1.3%**
Core return on average tangible assets	E/J	**1.9%**	**1.4%**	**1.8%**	**1.4%**
Efficiency ratio					
Non-interest expenses		78.2	75.3	155.6	146.3
Less: Amortization of intangibles		(1.3)	(1.1)	(2.4)	(2.1)
Non-interest expenses before amortization of intangibles	K	76.9	74.2	153.2	144.2
Non-interest income		41.9	38.7	81.7	77.2
Net interest income before provision for credit losses		87.4	71.5	167.3	139.4
Net revenue before provision for credit losses and other gains/losses	L	129.3	110.2	249.0	216.6
Efficiency ratio	K/L	**59.5%**	**67.4%**	**61.5%**	**66.6 %**
Core efficiency ratio					
Non-interest expenses		78.2	75.3	155.6	146.3
Less: non-core expenses	(C)	(0.6)	(1.4)	(2.3)	(4.1)
Less: amortization of intangibles		(1.3)	(1.1)	(2.4)	(2.1)
Core non-interest expenses before amortization of intangibles	M	76.3	72.8	150.9	140.1
Core revenue before other gains and losses and provision for credit losses	N	129.3	110.2	249.0	216.6
Core efficiency ratio	M/N	**59.0%**	**66.1%**	**60.6%**	**64.7%**

FORWARD-LOOKING STATEMENTS Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful integration of acquisitions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec.gov. We have no obligation and do not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. The Bank of N.T. Butterfield & Son Limited 65 Front Street, Hamilton, Bermuda www.butterfieldgroup.com